Level 19
275 Kent Street
Sydney NSW 2000
T 02 8253 3810
pking@westpac.com.au
www.westpac.com.au

April 4, 2012

Ms. Stephanie Hunsaker

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Westpac Banking Corporation

Form 20-F for the Fiscal Year Ended September 30, 2011

Filed November 14, 2011

File No. 001-10167

Dear Ms. Hunsaker:

We are writing to respond to your letter, dated March 5, 2012 (the “Comment Letter”), setting forth the comments of the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding Westpac Banking Corporation’s (“Westpac”) Form 20-F for the fiscal year ended September 30, 2011 (File No. 001-10167) filed with the Commission on November 14, 2011 (the “Form 20-F”).

For your convenience, the Staff’s comments on the Form 20-F have been reproduced below in bold text and are followed by our responses to the comments in plain text.

Form 20-F for the Fiscal Year Ended September 30, 2011

Review of Group operations, page 77

Loan quality 2011 v 2010, page 92

1.                  We note that your potential problem loans, which you define as facilities that are performing but where the customer demonstrates significant weakness in debt service, significantly decreased from the prior year. Please revise your disclosure in future filings to explain how you identify potential problem loans (e.g., through a watch list or similar process) and describe the reasons for significant changes between periods. For example, with respect to the significant decrease in potential problem loans in 2011 explain whether these loans moved to impaired status or whether the underlying condition of the borrower improved. Please also consider revising your future filings to include a roll forward of potential problem loans and separately identify the transfers in, transfers out due to impairment status, loans sold, loans repaid in full, loans modified and no longer deemed a potential problem loan, as well as any other material transfer category.

As requested, we will revise our future filings to include an explanation of how potential problem loans are identified and to describe the reasons for significant changes between periods. In relation to the Staff’s comment concerning the decrease in potential problem loans in 2011, the main reason for the decrease was an improvement in the loan portfolio with a portion of potential problem loans moving off the watch list. In addition, a lesser portion of potential problem loans became impaired. In future filings, we will also explain the major reasons for significant changes in potential problem loans.

We have considered the Staff’s suggestion that we include a roll forward of potential problem loans. A roll forward detailing these movements in potential problem loans is not consistent with the way in which these loans are monitored and reported internally.  It would therefore be operationally difficult and require changes to internal record keeping to provide such disclosure. However, we believe that our existing credit risk and asset quality disclosures, together with an expanded discussion of the reasons for changes in potential problem loans, will provide appropriate information for investors.

Notes to the financial statements

Note 27 — Financial risk, page 203

27.2.5 Credit risk concentrations — Individual countries, page 210

2.                  We note that the table on page 212 reflects your credit risk exposures to other overseas countries; however, it is not clear whether any of this exposure relates to European countries. To the extent that you have any material exposure — either direct or indirect — to European countries that are currently experiencing significant economic, fiscal and/or political strains, please provide appropriate disclosures in your future filings to clearly indicate the extent of such exposure. You may refer to Topic 4 of the CF Disclosure Guidance: European Sovereign Debt Exposures which is available on our website.

At 30 September 2011, the Group’s exposure to ‘Other Overseas’ (which includes all countries excluding Australia and New Zealand) represented just over 2% of total on-balance sheet exposure, and we estimate that the Group’s exposure to European countries, in the aggregate, represented less than 1% of total on-balance sheet exposure.  As such our direct exposure to any particular country outside of Australia and New Zealand, including European countries, was insignificant.

We have also determined that our indirect exposure to European and other overseas countries that are currently experiencing significant economic, fiscal and/or political strains is insignificant and thus does not warrant separate reporting. However, we continue to identify, monitor and evaluate our exposures to these types of countries and at future reporting dates will provide appropriate disclosure concerning the extent of any material exposures.

27.3.1 Sources of liquidity — Liquid assets, page 228

3.                  We note that you hold a portfolio of high quality liquid assets as a buffer against unforeseen funding requirements and that such assets increased by $21 billion to $103 billion as of September 30, 2011. To provide greater transparency around your liquidity position, please revise your future filings to provide tabular disclosure of your liquid assets as of the balance sheet date as well as the average amounts for the period. Please also disclose the amount of each asset class that has been pledged as collateral as of each balance sheet date.

We intend to include a table in substantially the form below in our Form 20-F for the fiscal year ended 30 September 2012.  In addition, we will disclose the amount, if any, of each asset class that has been pledged as collateral as at each balance sheet date.

	As at 30 September 2012	Average for the year ending 30 September 2012	As at 30 September 2011	Average for the year ending 30 September 2011
Liquid assets	$m	$m	$m	$m
Cash
Receivables due from other financial institutions
Trading securities, other financial assets designated at fair value and available-for-sale securities
Loans(1)
Total

(1)   Loans are self-originated AAA rated mortgage backed securities which are eligible for repurchase with the Reserve Bank of Australia and the Reserve Bank of New Zealand.

Note 29 — Derivative financial instruments, page 251

4.                  Footnote 1 to the table on page 253 states that futures contracts are settled daily with the exchange, and as a result there are no balance sheet amounts. Please clarify for us whether you actually close-out your futures transactions on a daily basis or whether these represent open transactions that are fully collateralized with the exchange. If the latter is true, please tell us why you believe that the gross fair value of these positions should not be disclosed. Please also clarify if any of your other derivatives are disclosed net of any collateral posted or received.

Although the fair value of our futures contracts are settled with the exchange in cash on a daily basis we do not close out the contracts on a daily basis. Therefore the table discloses notional values for open futures contracts with a fair value of zero as at the reporting date. We do not consider an exchange settlement mechanism to be equivalent to posting or receiving collateral in respect of the contracts.

Collateral balances on derivative contracts are managed and settled separately from the derivative contracts themselves. The fair value of these derivatives is disclosed on a gross basis and not net of any collateral posted or received.

We propose to revise the footnote in our Form 20-F for the fiscal year ended 30 September 2012 to clarify that futures contracts are settled daily with the exchange in cash, although the notional value for such contracts that are on foot as at the balance date is disclosed in the table.

5.                  We also note that footnote 2 to the table on page 253 states that the net unrealized losses on hedging derivatives is largely offset by the change in fair value of the interest rate risk being hedged which is reflected in the carrying value of the hedged item. This would appear to apply only to fair value hedges and not cash flow hedges. Please advise or revise your future filings accordingly.

We note your comment. Footnote 2 to the table on page 253 also refers to the retranslation of the foreign currency denominated debt to spot exchange rates at year end.  For both fair value hedges and cash flow hedges the impact of this retranslation is reflected in the carrying value of the hedged item and in profit or loss. We propose to revise the footnote to provide better clarification, as requested, and to put more emphasis on the foreign exchange impact on the fair value of the hedging derivatives.

We propose to revise the footnote in our Form 20-F for the fiscal year ended 30 September 2012, which will be substantially in the following form:

“The unrealised foreign exchange gains or losses on derivatives in hedge relationships are substantially offset by the retranslation at spot exchange rates of the foreign currency denominated debt being hedged, which affects profit and loss in the current year.”

*   *   *   *

Westpac acknowledges that:

•                  Westpac is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•                  Westpac may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to the foregoing, please do not hesitate to contact me at +61 2 8253 3810 or Alan H. Paley of Debevoise & Plimpton LLP at (212) 909-6694.

Sincerely,

Westpac Banking Corporation

		By:	/s/ Peter King
Peter King
Deputy Chief Financial Officer

cc:	Paddy Rennie, Westpac Banking Corporation
Alan H. Paley, Debevoise & Plimpton LLP